November 17, 2005


By facsimile to (215) 963-5001 and U.S. Mail


George D. Pelose, Esq.
Senior Vice President and General Counsel
Marlin Business Services Corp.
300 Fellowship Road
Mt. Laurel, NY 08054

Re:	Marlin Business Services Corp.
	Draft of Pre-effective Amendment 1 to Registration Statement on
Form S-3
	Submitted November 9, 2005
File No. 333-128330
Drafts of Amendments to Annual Report on Form 10-K for the fiscal year ended December 31, 2004 and Subsequent Quarterly Reports on
Form
10-Q
Submitted November 9, 2005
File No. 0-50488

Dear Mr. Pelose:

      We reviewed the draft materials and have the comments below.

Draft of S-3/A1

Risk Factors, page 3

1. We reissue prior comment 28.

Draft of Amendment to 10-K

Item 9A.  Controls and Procedures

2. Refer to prior comments 23 and 24. Revised disclosure in the third paragraph states that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures were not designed or functioning effectively at the reasonable assurance level as of December 31, 2004. Thus, remove the language in the first paragraph relating to the level of assurance of your disclosure controls and procedures beginning with the phrase "In designing and evaluating the efficiency of the disclosure controls and procedures." See section II.F.4. of Release No. 33-8238 that is available on our website at http://www.sec.gov/rules/final/33-8238.

Closing

	File amendments to the S-3, the 10-K, and the 10-Qs in response to the comment. To expedite our review, Marlin may wish to provide us three marked courtesy copies of the amendments. Include with the filings any supplemental information requested and a cover letter tagged as correspondence that keys the response to the comment. If
Marlin thinks that compliance with the comment is inappropriate, provide the basis in the letter. We may have additional comments after review of the amendments, the response to the comment, and any supplemental information.

	We urge all persons responsible for the accuracy and adequacy of the disclosure in the registration statements reviewed by us to ensure that they have provided all information investors require for an informed decision. Since Marlin and its management are in possession of all facts relating to the disclosure in the registration statements, they are responsible for the adequacy and accuracy of the disclosures that they have made.

      If Marlin requests acceleration of the registration statements` effectiveness, Marlin should furnish a letter at the time of the request, acknowledging that:

* Should the Commission or the staff acting by delegated authority declare the registration statements effective, it does not foreclose the Commission from taking any action on the filings.

* The action of the Commission or the staff acting by delegated authority in declaring the registration statements effective does not relieve Marlin from its full responsibility for the adequacy and accuracy of the registration statements` disclosures.

* Marlin may not assert our comments or the declaration of the registration statements` effectiveness as a defense in any proceedings initiated by the Commission or any person under the United States` federal securities laws.

	The Commission`s Division of Enforcement has access to all information that Marlin provides us in our review of the registration statements or in response to our comments on the registration statements.

	We will consider a written request for acceleration of the registration statements` effectiveness under Rule 461 of Regulation C under the Securities Act as confirmation that those requesting acceleration are aware of their responsibilities under the Securities
Act and the Exchange Act as they relate to the proposed public offering of the securities specified in the registration statements.
We will act on the request and by delegated authority grant acceleration of the registration statements` effectiveness.

      You may direct questions on the comment and disclosure
issues
to Edward M. Kelly, Senior Counsel, at (202) 551- 3728 or me at
(202)
551-3767.

Very truly yours,





Jennifer R. Hardy

Legal
Branch Chief

cc:	James W. McKenzie, Jr., Esq.
	Morgan, Lewis & Bockius LLP
	1701 Market Street
	Philadelphia, PA 19103



George D. Pelose, Esq.
November 17, 2005
Page 1








UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE